UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

AMBIT BIOSCIENCES CORPORATION

(Name of Subject Company)

AMBIT BIOSCIENCES CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02318X 100

(CUSIP Number of Class of Securities)

Michael A. Martino

President and Chief Executive Officer

Ambit Biosciences Corporation

11080 Roselle St.

San Diego, California 92121

(858) 334-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Thomas A. Coll, Esq.

Barbara L. Borden, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

Tel: (858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 and Amendment No. 1 to the Schedule 14D-9 previously filed by Ambit Biosciences Corporation, a Delaware corporation (“Ambit” or the “Company”), with the Securities and Exchange Commission on October 10, 2014 and October 14, 2014, respectively, relating to the offer by Daiichi Sankyo Company, Limited, a Japanese corporation with its principal office at 3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo, Japan (“Parent” or “Daiichi Sankyo”) and Charge Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Ambit’s common stock, $0.001 par value per share (the “Shares”), for a purchase price of (i) $15.00 per Share in cash, without interest, plus (ii) one non-transferrable contingent value right for each Share, which represents the contractual right to receive up to $4.50 per Share upon the achievement of certain commercialization related milestones as set forth in a Contingent Value Rights Agreement, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated October 10, 2014, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The first paragraph under the heading “Outstanding Shares Held by Directors and Officers” under Item 3 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“If the executive officers and directors of Ambit who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Ambit. As of September 30, 2014, the executive officers and directors of Ambit beneficially owned, in the aggregate, 1,002,455 Shares (which, for clarity, excludes shares of capital stock of Ambit issuable upon the exercise of Stock Options, RSUs and warrants), which amount includes certain Shares owned by investment funds with which certain of our directors are affiliated but with respect to which they disclaim beneficial ownership.”

The corresponding entries in the table on page 4 of the Schedule 14D-9 (under the heading “Outstanding Shares Held by Directors and Officers”) are hereby replaced with the entries below:

Name	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned	Number of Shares Entitled to Contingent Consideration
Executive Officers
Alan Fuhrman, Chief Financial Officer	6,309	$94,635	6,309
All of our current directors and executive officers as a group (12 persons)	1,002,455	$15,036,825	1,002,455

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph under the heading “Antitrust Compliance” on page 46 of the Schedule 14D-9 and replacing it with the following paragraph:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on October 10, 2014, and the required waiting period with respect to the Offer expired at 11:59 P.M., New York City time, on October 27, 2014. On October 28, 2014, Ambit issued a press release announcing the termination of the waiting period, a copy of which is filed as Exhibit (a)(5)(F) hereto.”

Item 9.	Exhibits.

The table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Exhibit No.	Description

(a)(5)(F)	Press Release issued by Ambit Biosciences Corporation, dated October 28, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMBIT BIOSCIENCES CORPORATION

By:	/s/ Michael Martino
Name:	Michael Martino
Title:	President and Chief Executive Officer

Dated: October 28, 2014